10016490

SEC MAIL PROCESSING
RECEIVED
OCT 21 2010
WASH. D.C.
211
SECTION

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder (Blackrock Investment Management (Aust) Limited"

Released: 15 October 2010

Pages: 5
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw10/27

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Foster's Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder(1)

Name: BlackRock Investment Management (Australia) Limited

ACN/ARSN (if applicable): and associated entities

There was a change in the interests of the substantial holder on 15 / 07 / 2010

The previous notice was given to the company on 13 / 05 / 2010

The previous notice was dated 13 / 05 / 2010

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary	97,961,777	5.07%	117,889,201	6.10%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Appendix A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Appendix B					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Appendix B	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Appendix B	

Signature

print name Con Tzatzakis capacity Director

sign here date 14 / 10 /2010

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure A of (1) pages referred to in form 604 Notice of change of interests of substantial shareholder

	14-Oct-10
Con Tzatzakis, Director	**Date**

3. Changes in relevant interests

Foster's Group Limited (FGL)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7) (AUD)	Class and number of securities affected		Person's votes affected
from 20 April 2010 to 15 July 2010	BlackRock Group	Purchases	228,785,743	ord	41,121,615	41,121,615
from 20 April 2010 to 15 July 2010	BlackRock Group	Sales	118,902,776	ord	21,767,664	21,767,664

Annexure B

This is Annexure B of (1) pages referred to in form 604 Notice of change of interests of substantial shareholder

	14-Oct-10
Con Tzatzakis, Director	**Date**

4. Present Relevant Interests
6. Addresses

Holder of Relevant Interests / Name	Class and number of Securities		Persons Votes	Address
BlackRock Japan Co. Ltd.	ORD	5,373	5,373	Sapia Tower 1-7-12 Marunouchi, Chiyoda-ku, Tokyo, 100-0005 Japan
BlackRock Advisors, LLC	ORD	113,300	113,300	100 Bellevue Parkway Wilmington, DE 19809
BlackRock Investment Management (LUX)	ORD	205,701	205,701	6d route de Treves Luxembourg
BlackRock Fund Managers Ltd	ORD	409,072	409,072	33 King William Street London EC4R 9AS, UK
BlackRock International Ltd.	ORD	990,206	990,206	40 Torphichen Street Edinburgh EH3 8JB
BlackRock Asset Management Canada Limited	ORD	1,192,740	1,192,740	161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1
BlackRock Investment Management, LLC	ORD	1,234,828	1,234,828	800 Scudders Mill Road Plainsboro, NJ 08536
BlackRock Investment Management (UK) Ltd	ORD	1,409,234	1,409,234	33 King William Street London EC4R 9AS, UK
BlackRock Investment Management (Aust) Ltd (ACN 006 165 975)	ORD	7,292,924	7,292,924	Level 19, 120 Collins St Melbourne Australia
BlackRock Asset Management Australia Limited (ACN 001 804 566)	ORD	7,954,069	7,954,069	Level 43, Grosvenor Place 225 George Street Sydney NSW 2000 Australia
BlackRock Asset Management Japan Limited	ORD	9,881,267	9,881,267	Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku Tokyo 100-8217
BlackRock Advisors (UK) Ltd.	ORD	14,608,183	14,608,183	Murray House 1Royal Mint Court London, EC3N 4HH, UK
BlackRock Fund Advisors	ORD	19,218,321	19,218,321	400 Howard Street San Francisco, CA, 94105
BlackRock Institutional Trust Company, N.A.	ORD	53,373,983	53,373,983	400 Howard Street San Francisco, CA, 94105